Exhibit 99.1

Itaú Corpbanca Files Material Event Notice Announcing a Capital Increase

SANTIAGO, Chile, Jun. 10, 2021 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting that on this date the board of directors agreed to convene an Extraordinary Shareholders’ Meeting for July 13, 2021 to review, among other matters, a capital increase in the amount of Ch$830,000,000,000 (eight hundred and thirty billion Chilean pesos) or in the amount determined by the Shareholder’s Meeting, through the issuance of new shares, which shall be subscribed and paid within the term agreed by the Shareholders’ Meeting. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

About Itaú Corpbanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 39.22% owned by Itaú Unibanco, 27.16% owned by the Saieh Family and 33.62% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia ‒Banco Corpbanca Colombia and Helm Bank‒ becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of April 30, 2020, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 9.8% market share. As of March 31, 2021, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the eighth largest bank in Colombia in terms of total loans and nineth in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.0%.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl